Mail Stop 3561

May 20, 2009

Bryan Sawarynski, President, Chief Executive
    Officer, Principal Accounting Officer, and
    Chairman of the Board of Directors
National Golf Emporium, Inc.
25188 Genesee Trail Road
Golden, Colorado 80401

> **Re: National Golf Emporium, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 13, 2009**
> **File No. 333-156069**
> **Form D**
> **Filed May 12, 2009**
> **File No. 021-130879**

Dear Mr. Sawarynski:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We reviewed your response to comment two in our letter dated May 7, 2009. We also note that you have revised your registration statement throughout to delete prior disclosure regarding your expectations regarding the completion of your website. We reviewed your website and note that, as it currently exists, it is one page with no active links. Thus, it appears that you have no opportunity to generate revenue from your current website. Since your business model, strategy and contemplated sources of revenue depend on the operation of an active website, please disclose when you expect your website to contain the following features that you disclose in your registration statement:

- "Extensive product selection, multiple distribution options, detailed product information and other value-added services while aggregating all aspects of the golf experience in a single easy to access location."

- "Our website will be a fully functional business to consumers and golf retail portals."

- "Our website, www.nationalgolfemporium.com, will offer a wide variety of golf products and services. We will build an online community by providing additional opportunities to participate in the world of golf. Our online capabilities will enable us to provide management and ordering services to our business-to-business clients."

- "We will have a shopping cart on the website. We will be able to accept payments by credit cards including Visa, Master Card, American Express, Discover Card and bank debit cards. Payment for our services will be handled by a secure payments processing service. We plan on utilizing the VeriSign service."

These are only examples. Please disclose when you expect your website to be operational to support your business model and allow you the opportunity to generate revenue and the steps you are taking in this regard. Disclose the estimated costs and the approximate timetable for beginning and completing each phase in the development of your website if you do not expect your website to be re-launched with the capabilities noted above. In its present form, the disclosure is not clear about when you intend to commence operations through your website. Generally, provide additional disclosure so that investors may make an informed judgment about your business and potential operations. Refer to Item 101(a)(2) of Regulation S-K.

Form D

2.   We reviewed your Form D filed on May 12, 2009. In your Form D, you indicate that you have revenues of $1-1,000,000, yet you have generated no revenues to date as reflected in your financial statements included in your registration statement. In addition, the Form D indicates that the date of first sale was June 17, 2008, yet your disclosure under Item 15 in your registration statement reflects no sales in June 2008 and instead reflects sales to 34 investors in September 2008. Your Form D also reflects a minimum investment of $250 but the table in Item 15 indicates that some investors purchased only 1,000 shares at a price of $0.10, or $100. Lastly, your Form D does not reflect that Mr. Sawarynski is a promoter. Please amend your Form D or registration statement, as appropriate, or tell us why it is not appropriate to do so.

As appropriate, please amend your registration statement and Form D in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188